meridian Waste solutions, inc.

ONE GLENLAKE PARKWAY NE, SUITE 900

ATLANTA, GA 30328

December 1, 2017

Pamela A. Long

Assistant Director

Office of Manufacturing and Construction

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Meridian Waste Solutions, Inc.
Information Statement on Schedule 14C
Filed November 14, 2017

Dear Ms. Long:

By telephone conference with Frank Pigott on November 22, 2017, the staff (the “Staff,” “you” or “your”) of the U.S. Securities & Exchange Commission (the “Commission”) provided Meridian Waste Solutions, Inc. (the “Company,” “we,” “us” or “our”) with its comments to the Company’s Information Statement on Schedule 14C, initially filed with the Commission on November 14, 2017 (the “14C”). Set forth below are the Company’s responses to the Staff’s comments.

Compliance with Rule 14c-2(b)

As described in the 14C, the Company received a written consent in lieu of a meeting by the holders of a majority of the voting power of the common stock, for (i) approval of the issuance of the Series E Preferred Stock having such designations, rights and preferences (the “Series E Designations”) as set forth in the Company’s Amendment to Certificate of Incorporation filed with the Secretary of State of the State of New York on October 23, 2017 (the “Series E Approval”); and (ii) approval of the issuance of 150,000 shares of restricted Common Stock to a FINRA-Member non-exclusive financial advisor as compensation for advisory services. (the “Advisory Fee Shares Approval”).

Pursuant to Rule 14c-2(b), an “information statement shall be sent or given at least 20 calendar days prior to the meeting date or, in the case of corporate action taken pursuant to the consents or authorizations of security holders, at least 20 calendar days prior to the earliest date on which the corporate action may be taken.”

Pursuant to the Series E Designations, as a condition precedent to the effectiveness of certain terms contained within the Series E Designations, shareholder approval of the issuance of the Series E Preferred Stock and the Series E Designations is required. Such shareholder approval has been obtained, pursuant to the Series E Approval; however, the Series E Approval is not yet effective because the requirements of Rule 14c have not yet been met. The Series E Approval was not required as a condition precedent to the issuance of shares of Series E Designations. No shares have been issued pursuant to the Advisory Fee Shares Approval. Therefore, to date, the Company has not taken corporate action pursuant to the Series E Approval, and will not do so until the required time period has elapsed.

The Company intends to revise the 14C as follows to clarify the above:

•	The description of the Series E Approval, will read as follows:

“Approval of the issuance of the Series E Preferred Stock having such designations, rights and preferences (the “Series E Designations”) as set forth in the Company’s Amendment to Certificate of Incorporation filed with the Secretary of State of the State of New York on October 23, 2017 (the “Series E Approval”), as required for the effectiveness of certain terms of the Series E Designations;”

•	The following will be added as a new final paragraph in the section describing the Series E Preferred Stock:

“Pursuant to the Series E Designations, the Series E Approval is required as a condition precedent to the effectiveness of certain terms of the Series E Designations, including the Conversion Price and issuance of dividends. The Company has already issued shares of Series E Preferred, as the Series E Approval was not required as a condition precedent to such issuance.”

•	The following will be added as a new final sentence in the section describing the Advisory Agreement:

“Such 150,000 shares of Common Stock have not yet been issued.”

Clarification regarding Advisory Fee Shares Approval

In the 14C, the description of the Advisory Fee Shares Approval contained an erroneous reference to the Series E Approval. Such reference will be removed to clarify that the shares subject to the Advisory Fee Shares Approval are separate from the shares subject to the Series E Approval.

Thank you for your assistance in reviewing this filing.

Very Truly Yours,

/s/ Jeffrey Cosman

Jeffrey Cosman

Chief Executive Officer

Meridian Waste Solutions, Inc.